EXHIBIT 107

EX=FILING FEES

Calculation of Filing Fee Tables

Form S-8
(Form Type)

Koss Corporation
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock, par value $0.005 per share	Rule 457(c) and (h)	2,941,308(3)	$3.18	$9,353,359.44	0.00014760	$1,381
—	—	—	—		—		—
—	—	—	—		—
Total Offering Amounts					$9,353,359.44		$1,381
Total Fee Offsets							—
Net Fees Due							$1,381

(1)     Any additional shares of common stock, par value $0.005 per share (“Common Stock”), of Koss Corporation (the “Registrant”) to be issued as a result of stock dividends, stock splits or similar transactions shall be covered by this Registration Statement as provided in Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)     Calculated in accordance with Rule 457(c) and (h) under the Securities Act solely for the purpose of calculating the registration fee, which is based on the average of the high and low market prices of the shares of Common Stock as reported on the Nasdaq Capital Market on December 6, 2023.
(3)     Represents 2,941,308 shares of Common Stock issuable under the Koss Corporation 2023 Equity Incentive Plan, which was approved by the Registrant’s stockholders at its Annual Meeting of Stockholders on October 18, 2023. Such amount includes 941,308 shares of Common Stock representing an estimate of shares issued pursuant to awards under the Registrant’s 2012 Omnibus Incentive Plan that subsequently expire, terminate, or are cancelled or forfeited for any reason without the issuance of shares.